SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)1

US LEC Corp.

Class A Common Stock, $.01 par value

(Title of Class of Securities)

90331S 10 9

(CUSIP Number)

Sean M. Doherty, General Counsel

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 90331S 10 9	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bain Capital Fund VI, L.P. EIN No.: 04-3405560
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

5,155,830 shares of Class A Common Stock
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

5,155,830 shares of Class A Common Stock
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,155,830 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.34%
14.	TYPE OF REPORTING PERSON*

PN

Page 2 of 11 pages

This Schedule 13D/A constitutes the third amendment to the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on February 20, 2001 (“Initial Schedule 13D”) and amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed by the Reporting Person with the Securities and Exchange Commission on February 28, 2002, March 28, 2003 and June 30, 2005, respectively (together the “Amendments”) with respect to the Class A Common Stock of US LEC Corp. (the “Company”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendments remains in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2. Identity and Background.

(a) This Statement is being filed by Bain Capital Fund VI, L.P., a Delaware limited partnership (either “Fund VI” or the “Reporting Person”) in its capacity as Administrative Member of Bain Capital CLEC Investors, L.L.C., a Delaware limited liability company (“CLEC Investors”).

Other Members of CLEC Investors affiliated with Fund VI who may be deemed to be beneficial owners of the securities covered by this Statement include the following: (1) Bain Capital VI Coinvestment Fund, L.P., a Delaware limited partnership (“Coinvestment Fund”), (2) BCIP Associates II, a Delaware general partnership (“BCIP II”), (3) BCIP Associates II-B, a Delaware general partnership (“BCIP II-B”), (4) BCIP Associates II-C, a Delaware general partnership (“BCIP II-C”), (5) BCIP Trust Associates II, a Delaware general partnership (“BCIP Trust II”), (6) BCIP Trust Associates II-B, a Delaware general partnership (“BCIP Trust II-B” and together with BCIP II, BCIP II-B, BCIP II-C, and BCIP Trust II, the “BCIP Entities”), (7) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Brookside”), (8) Sankaty High Yield Asset Partners, L.P., a Delaware limited partnership (“Sankaty”), (9) Sankaty High Yield Partners II, L.P., a Delaware limited partnership (“Sankaty II”) and (10) PEP Investments PTY Ltd., an Australian company limited by shares organized under the laws of New South Wales (“PEP” and together with Fund VI Coinvestment Fund, the BCIP Entities, Brookside, Sankaty, Sankaty II, the “CLEC Members”).

Bain Capital Partners VI, L.P., a Delaware limited partnership (“Bain Partners VI”) is the sole general partner of each of Fund VI and Coinvestment Fund. Bain Capital Investors, LLC, a Delaware limited liability company (“Bain Investors”) is the sole general partner of Bain Partners VI and is the sole managing partner of each of the BCIP Entities.

Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management and thus is the controlling person of Brookside Management.

Page 3 of 11 pages

Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company (“Sankaty LLC”) is the sole general partner of Sankaty. Sankaty Investors, LLC, a Delaware limited liability company (“Sankaty Investors”) is the sole managing member of Sankaty LLC. Mr. Jonathan S. Lavine is the sole managing member of Sankaty Investors and is thus the controlling person of Sankaty Investors.

Sankaty High Yield Asset Investors II, LLC, a Delaware limited liability company (“Sankaty II LLC”) is the sole general partner of Sankaty II. Sankaty Investors II, LLC, a Delaware limited liability company (“Sankaty Investors II”) is the sole managing member of Sankaty II LLC. Mr. Lavine is the sole managing member of Sankaty Investors and is thus the controlling person of Sankaty Investors II.

By an Irrevocable Power of Attorney dated May 25, 2001, previously filed with the SEC, PEP has appointed Bain Investors and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

(b) The principal business address of each of the Reporting Person, the CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Mr. Ferrante and Mr. Lavine is 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

(c) The principal business of each of Fund VI and Coinvestment Fund is that of an investment limited partnership. The principal business of Bain Partners VI is that of general partner of Fund VI and Coinvestment Fund.

The principal business of the BCIP Entities is that of investment general partnerships.

The principal business of Bain Investors is that of general partner of Bain Partners VI and certain other entities, and ultimate general partner of each of Fund VI and Coinvestment Fund, and that of a managing partner of each of the BCIP Entities.

The principal business of Brookside is that of an investment limited partnership. The principal business of Brookside Investors is that of general partner of Brookside. The principal business of Brookside Management is that of general partner of Brookside Investors and ultimate general partner of Brookside. The principal occupation of Mr. Ferrante is that of a Managing Director of Brookside Capital, LLC.

The principal business of Sankaty is that of an investment limited partnership. The principal business of Sankaty LLC is that of general partner of Sankaty. The principal business of Sankaty Investors is that of managing member of Sankaty LLC and ultimate general partner Sankaty. The principal occupation of Mr. Lavine is that of a Managing Director of Sankaty Advisors, LLC.

Page 4 of 11 pages

The principal business of Sankaty II is that of an investment limited partnership. The principal business of Sankaty II LLC is that of general partner of Sankaty II. The principal business of Sankaty Investors II is that of managing member of Sankaty II LLC and ultimate general partner of Sankaty II.

The principal business of PEP is that of an Australian investment company limited by shares.

(d) None of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Mr. Ferrante or Mr. Lavine has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II, Brookside Investors, Brookside Management, Mr. Ferrante or Mr. Lavine has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Person, CLEC Members, Bain Partners VI, Bain Investors, Brookside Investors, Brookside Management, Sankaty LLC, Sankaty Investors, Sankaty II LLC, Sankaty Investors II is organized under the laws of the State of Delaware. Mr. Ferrante and Mr. Lavine are each a citizen of the United States.

PEP is organized under the laws of the New South Wales Australia.

Item 3. Source and Amount of Funds or Other Consideration.

CLEC Investors is a party to a Stock Purchase Agreement (the “Agreement”), dated as of April 11, 2000, previously filed with the Commission, via EDGAR, by and among the Company and the Persons listed on Schedule 1 attached thereto. As of the date of the Agreement, CLEC Investors purchased 100,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) using the working capital of its Members. As of July 11, 2006, CLEC Investors had received an additional 45,095 shares of Preferred Stock through paid in kind dividends which accrue on a quarterly basis for a total amount of 145,095 shares of Preferred Stock.

The 145,095 shares of Preferred Stock held as of July 11, 2006 are presently convertible into 5,155,830 shares of Class A Common Stock (the “Class A Common Stock” or “Common Stock”) based on a purchase price of $1,000.00 and a conversion price of approximately $28,142. The Reporting Person did not borrow any funds to effectuate the transaction whereby the Reporting Person received securities which are the subject of this filing on Schedule 13D/A. The Reporting Person used the working capital of its Members to make the purchase described herein.

Page 5 of 11 pages

Item 4. Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On August 14, 2006, US LEC Corp. (“US LEC”) and PAETEC Corp. (“PAETEC”) announced that they have signed a definitive agreement to merge the two companies. US LEC, PAETEC, WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (the “Company”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of the Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of the Company (“Merger Sub P”), entered into an Agreement and Plan of Merger, dated as of August 11, 2006 (the “Merger Agreement”), pursuant to which Merger Sub U would merge with and into US LEC (the “US LEC Merger”), with US LEC surviving as a direct wholly-owned subsidiary of the Company, and pursuant to which Merger Sub P would merge with and into PAETEC (the “PAETEC Merger” and, together with the US LEC Merger, the “Mergers”), with PAETEC surviving as a wholly-owned subsidiary of the Company. On or prior to completion of the Mergers, the Company will be renamed PAETEC Communications Corp.

Concurrently with the execution of the Merger Agreement, US LEC, PAETEC, CLEC Investors, Thomas H. Lee Equity Fund IV, L.P. and related parties (collectively, “THL”), Richard T. Aab, Melrich Associates, L.P. and Tansukh V. Ganatra entered into a Preferred Stock Repurchase Agreement, dated as of August 11, 2006 (the “Repurchase Agreement”), pursuant to which, immediately prior to or as of the US LEC Merger, US LEC shall repurchase all outstanding shares of US LEC Preferred Stock, which are currently held by CLEC Investors and THL. The repurchase is conditioned, among other things, on the consummation of the Mergers. The Repurchase Agreement will terminate, among other things, if the Merger Agreement is terminated or if it is modified or amended in a manner materially adverse to CLEC Investors and THL. Under the Repurchase Agreement, CLEC Investors and THL have also agreed to vote all of their respective shares of common stock of US LEC in favor of the Merger Agreement and any other transactions specifically contemplated by the Merger Agreement.

Item 5. Interest in Securities of the Company.

(a) and (b) The Reporting Person, by virtue of its role as Administrative Member of CLEC Investors, may be deemed to own all 145,095 shares of Series A Preferred Stock (“Preferred Stock”) held by CLEC Investors, which is convertible into 5,155,830 shares or 14.34% of the Company’s outstanding Common Stock which is based on 30,793,154 shares outstanding of May 12, 2006 based on representations made in the Company’s quarterly report for the quarter ending March 31, 2006 on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006. The Reporting Person disclaims beneficial ownership of all but the 61,880 shares of Preferred Stock convertible into 2,198,865 shares or 6.67% of the Company’s outstanding Common Stock in which it holds a pecuniary interest. The other CLEC Members may be deemed to beneficially own Common Stock of the Company based on their pro-rata share of membership interests in CLEC Investors.

Each of Fund VI and Coinvestment Fund act by and through its sole general partner, Bain Partners VI. Bain Partners VI acts by and through its sole general partner, Bain Investors. Each of the BCIP Entities acts by and through its managing partner, Bain Investors. PEP acts by and through Bain Investors, by power-of-attorney.

Page 6 of 11 pages

The Coinvestment Fund, by virtue of its membership in CLEC Investors, may be deemed to hold 68,662 shares of Preferred Stock convertible into 2,439,851 shares of Common Stock, representing 7.34% of Common Stock of the Company.

Bain Partners VI, as the sole general partner of Fund VI and the Coinvestment Fund, may be deemed to share voting and dispositive power with respect to at least 4,638,716 shares of Common Stock, representing 13.09% of the Company’s Common Stock, and as many as 5,155,830 shares of Common Stock representing 14.34% of the Company’s Common Stock. The filing of this statement by Bain Partners VI shall not be construed as an admission that Bain Partners VI is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI and the Coinvestment Fund.

The BCIP Entities, by virtue of their membership in CLEC Investors, may be deemed to beneficially own 5,680 shares of Preferred Stock, convertible into 201,852 shares or .65% of the Company’s Common Stock. BCIP II may be deemed to beneficially own 3,766 shares of Preferred Stock convertible into 133,823 shares of Common Stock, or .43% of Common Stock of the Company. BCIP Trust II may be deemed to beneficially own 456 shares of Preferred Stock convertible into 16,188 shares of Common Stock, or .05% of Common Stock of the Company. BCIP II-B may be deemed to beneficially own 612 shares of Preferred Stock convertible into 21,747 shares of Common Stock, or .07% of Common Stock of the Company. BCIP Trust II-B may be deemed to beneficially own 225 shares of Preferred Stock convertible into 8,024 shares of Common Stock, or .03% of Common Stock of the Company. BCIP II-C may be deemed to beneficially own 621 shares of Preferred Stock convertible into 22,069 shares of Common Stock, or .07% of Common Stock of the Company.

PEP, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 206 shares of Preferred Stock convertible into 7,330 shares of Common Stock or .02% of the Company’s Common Stock.

Bain Investors, as the sole general partner of Bain Partners VI, as the managing partner of the BCIP Entities and as Attorney-in-Fact for PEP, may be deemed to share voting and dispositive power with respect to at least 4,847,898 shares of Common Stock representing 13.60% of the Company’s Common Stock and as many as 5,155,830 shares of Common Stock representing 14.34% of the Company’s Common Stock, which may be deemed to be held by Fund VI, Coinvestment Fund, the BCIP Entities and PEP by virtue of their membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Bain Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI, the Coinvestment Fund, the BCIP Entities and PEP.

Brookside, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 5,053 shares of Preferred Stock convertible into 179,552 shares or .58% of the Company’s Common Stock. Brookside acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management.

Page 7 of 11 pages

Brookside Management acts by and through its sole managing member, Mr. Ferrante. Mr. Ferrante, as the sole managing member of Brookside Management, Brookside Management, as the sole general partner of Brookside Investors, and Brookside Investors, as the general partner of Brookside, may be deemed to share voting and dispositive power with respect to 179,552 shares of Common Stock representing .58% of the Company’s Common Stock, which may be deemed to be held by Brookside by virtue of its membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Brookside Investors, Brookside Management and Mr. Ferrante are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Brookside.

Sankaty, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 722 shares of Preferred Stock convertible into 25,650 shares or ..08% of the Company’s Common Stock. Sankaty acts by and through its general partner, Sankaty LLC. Sankaty LLC acts by and through its managing member, Sankaty Investors. Sankaty Investors acts by and through its sole managing member, Mr. Lavine. Mr. Lavine, as sole managing member of Sankaty Investors, Sankaty Investors, as the sole managing member of Sankaty LLC, and Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 25,650 shares of Common Stock representing .08% of the Company’s Common Stock, which may be deemed to be held by Sankaty by virtue of its membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Sankaty LLC, Sankaty Investors and Mr. Lavine are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by Sankaty.

Sankaty II, by virtue of its membership in CLEC Investors, may be deemed to beneficially own 2,166 shares of Preferred Stock convertible into 76,951 shares or .25% of the Company’s Common Stock. Sankaty II acts by and through its general partner, Sankaty II LLC. Sankaty II LLC acts by and through its managing member, Sankaty Investors II. Sankaty Investors II acts by and through its sole managing member, Mr. Lavine. Mr. Lavine, as sole managing member of Sankaty Investors II, Sankaty Investors II, as sole managing member of Sankaty II LLC, and Sankaty II LLC, as the sole general partner of Sankaty II, may be deemed to share voting and dispositive power with respect to 76,951 shares of Common Stock representing .25% of the Company’s Common Stock, which may be deemed to be held by Sankaty II by virtue of its membership in CLEC Investors. The filing of this statement shall not be construed as an admission that Sankaty II LLC, Sankaty Investors II and Mr. Lavine are, for purposes of Section 13(d) of the Exchange Ave, the beneficial owners of such shares.

(c) Since the date of Amendment No. 3, CLEC Investors has received an additional 8,390 shares of Preferred Stock through paid in kind dividends which accrue on a quarterly basis, for a total amount of 145,095 shares of Preferred Stock held as of August 1, 2006.

(d) Not applicable.

(e) Not applicable.

Page 8 of 11 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

On August 14, 2006, US LEC and PAETEC announced that they have signed a definitive agreement to merge the two companies. US LEC, PAETEC, WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC, WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of the Company, and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger, dated as of August 11, 2006, pursuant to which Merger Sub U would merge with and into US LEC, with US LEC surviving as a direct wholly-owned subsidiary of the Company, and pursuant to which Merger Sub P would merge with and into PAETEC, with PAETEC surviving as a wholly-owned subsidiary of the Company. On or prior to completion of the Mergers, the Company will be renamed PAETEC Communications Corp.

Concurrently with the execution of the Merger Agreement, US LEC, PAETEC, CLEC Investors, THL, Richard T. Aab, Melrich Associates, L.P. and Tansukh V. Ganatra entered into a Preferred Stock Repurchase Agreement, dated as of August 11, 2006, pursuant to which, immediately prior to or as of the US LEC Merger, US LEC shall repurchase all outstanding shares of US LEC Preferred Stock, which are currently held by CLEC Investors and THL. The repurchase is conditioned, among other things, on the consummation of the Mergers. The Repurchase Agreement will terminate, among other things, if the Merger Agreement is terminated or if it is modified or amended in a manner materially adverse to CLEC Investors and THL. Under the Repurchase Agreement, CLEC Investors and THL have also agreed to vote all of their respective shares of common stock of US LEC in favor of the Merger Agreement and any other transactions specifically contemplated by the Merger Agreement.

Page 9 of 11 pages

Item 7 – Material to be Filed as Exhibits.

Exhibit 1 - Preferred Stock Repurchase Agreement, dated as of August 11, 2006, by and among US LEC Corp., PAETEC Corp., Bain Capital CLEC Investors, L.L.C., Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV-B, L.P., Thomas H. Lee Foreign Fund IV, L.P., Putnam Investment Holdings, LLC, 1997 Thomas H. Lee Nominee Trust, Thomas H. Lee Charitable Investment L.P., David V. Harkins, The Harkins 1995 Gift Trust, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Terrence M. Mullen, Todd M. Abbrecht, Charles A. Brizius, Scott Jaeckel, Soren Oberg, Thomas R. Shepherd, Wendy L. Masler, Andrew D. Flaster, Robert Schiff Lee 1988 Irrevocable Trust, Stephen Zachary Lee, Charles W. Robins as Custodian for Jesse Lee, Charles W. Robins as Custodian for Nathan Lee, Charles W. Robins, James Westra, THL-CCI Investors Limited Partnership, Adam A. Abramson, Joanne M. Ramos, P. Holden Spaht, Nancy M. Graham, Gregory A. Ciongoli, Wm. Matthew Kelly, Kevin F. Sullivan, Diane M. Barriere, Kim H. Oakley, Richard T. Aab, Melrich Associates, L.P. and Tansukh V. Ganatra (incorporated by reference to Exhibit 10.1 to US LEC Corp.’s Form 8-K filed with the SEC on August 14, 2006).

Exhibit 2 - Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp., PAETEC Corp., WC Acquisition Holdings Corp., WC Acquisition Sub U Corp. and WC Acquisition Sub P Corp. (incorporated by reference to Exhibit 2.1 to US LEC Corp.’s Form 8-K filed with the SEC on August 14, 2006).

Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 30, 2006

BAIN CAPITAL FUND VI, L.P.

By:	Bain Capital Partners VI, L.P., its general partner

	By:	Bain Capital Investors, LLC, its general partner

	By:	/s/ Michael F. Goss
Michael F. Goss

Page 11 of 11 pages